Exhibit 99.1

Merchants Bancshares, Inc. Announces Dividend and Third Quarter 2015 Results

SOUTH BURLINGTON, Vt., Oct. 26, 2015 /PRNewswire/ -- Merchants Bancshares, Inc. (NASDAQ: MBVT), the parent company of Merchants Bank, today announced net income of $3.86 million and $10.31 million, or diluted earnings per share of $0.61 and $1.62, for the three and nine months ended September 30, 2015, respectively. This compares to net income of $2.81 million and $9.62 million, or diluted earnings per share of $0.44 and $1.52, for the three and nine months ended September 30, 2014, respectively.

The return on average assets was 0.88% for the three months and 0.79% for the nine months ended September 30, 2015, compared to 0.68% and 0.77% for the same periods in 2014. The return on average equity was 11.93% and 10.75% for the three and nine months ended September 30, 2015, respectively, compared to 9.02% and 10.48% for the same periods in 2014. Merchants Bancshares' Board of Directors approved a dividend of $0.28 per share, payable November 23, 2015, to shareholders of record as of November 9, 2015.

"We are pleased to report strong third quarter results. The numbers reflect improvement in several areas that contribute to fully tax equivalent net interest income, and non-interest income. The earnings trend is consistent with our expectations for the second half of 2015 and bodes well for the future," commented Michael R. Tuttle, Merchants Bancshares' President and Chief Executive Officer.

"As expected we are beginning to see the benefits of our investments and plans. Solid commercial loan growth is driving improvement in net interest income and initiatives to grow fee income and control expenses have been successful. We are delighted with the progress on these fronts and expect the benefits will continue to build over the course of the year. The favorable trends with our business combined with the expected closure of the NUVO acquisition in the fourth quarter leave us well positioned entering 2016," added Geoffrey R. Hesslink, Merchants Bank's President and Chief Executive Officer.

Average loan balances for the three months ended September 30, 2015 were $1.25 billion, $25.4 million higher on a linked quarter basis and $82.1 million higher from the fourth quarter of 2014. Ending loan balances were $1.26 billion, an increase of $54.3 million from June 30, 2015 and $75.6 million from December 31, 2014. The increase in loan balances since June 30, 2015, reflects growth in commercial real estate loans and normal seasonal growth in municipal loans. Municipal balances increased approximately $49 million from June 30, 2015. Total commercial loans, defined as commercial, commercial real estate and construction, increased $11.0 million from June 30, 2015 to $698.5 million at September 30, 2015. Total commercial loans increased $84.6 million from December 31, 2014, which represents a year-to-date annualized commercial loan growth of 18.4%.

The following table summarizes the components of the loan portfolio for the periods ending:

(In thousands)	September 30, 2015	June 30, 2015	December 31, 2014	September 30, 2014
Commercial, financial and agricultural	$ 207,067	$ 210,458	$ 177,597	$ 183,069
Municipal loans	108,423	59,035	94,366	96,258
Real estate loans - commercial	450,673	438,622	412,447	381,301
Real estate loans - residential	448,632	454,114	469,529	472,986
Real estate loans - construction	40,748	38,435	23,858	17,970
Installment Loans	2,370	2,950	4,504	4,793
All other loans	19	41	33	286
Total Loans	$ 1,257,932	$ 1,203,655	$ 1,182,334	$ 1,156,663

Merchants Bancshares recorded a $250 thousand provision for credit losses during the nine months ended September 30, 2015, compared to $150 thousand during the nine months ended September 30, 2014. The additional provision was a result of continued loan growth. Nonperforming loans were 0.11% of total loans at September 30, 2015, compared to 0.07% of total loans at December 31, 2014 and 0.06% of total loans at September 30, 2014. The increase in nonperforming loans from the prior year-end was primarily attributable to one commercial credit that was placed on non-accrual during the second quarter of 2015. Accruing loans past due 31-90 days were 0.01% of total loans at September 30, 2015. The Bank continues to experience strong credit quality.

The average investment portfolio for the third quarter of 2015 was $396 million, an increase of $54 million from both the third quarter of 2014, and fourth quarter of 2014. The ending balance in the investment portfolio at September 30, 2015 was $410 million, compared to $333 million at September 30, 2014 and $346 million at December 31, 2014.

Total deposits at September 30, 2015 were $1.39 billion, $79 million higher than balances at December 31, 2014 and $83 million higher than balances at September 30, 2014. Quarterly average deposit balances increased by $60 million to $1.40 billion, a 4% increase over quarterly averages for the third quarter of 2014. Securities sold under agreement to repurchase, which represent collateralized customer accounts, were $268 million at September 30, 2015, an increase of $80 million from September 30, 2014, due to an increase in municipal customers.

Merchants Bancshares' shareholders' equity and capital ratios remain strong. Shareholders' equity ended the quarter at $132.6 million, and the book value per share increased by $1.04 to $20.93 per share at September 30, 2015 from $19.89 at December 31, 2014. At September 30, 2015, common equity tier 1 ratio was 13.83%. At September 30, 2015, the tier 1 leverage ratio increased to 8.93%, total risk-based capital ratio increased to 17.10% and the tangible capital ratio decreased slightly to 7.29% from 8.76%, 16.95% and 7.30%, respectively, at December 31, 2014.

Merchants Bancshares' taxable equivalent net interest income was $12.60 million for the three months ended September 30, 2015, compared to $12.25 million for the quarter ending June 30, 2015, and $12.01 million for the same period in 2014. The increase in net interest income is attributable to growth in both total commercial loans and the investment portfolio. The taxable equivalent net interest margin for the three months ended September 30, 2015 was 2.96%, an increase of one basis point on a linked quarter basis, and a decrease of seven basis points from the third quarter of 2014. The stability of the net interest margin on a linked basis reflects a decline in assets yields, offset by the change in our asset mix. The decline in the margin from the same period last year was primarily due to the decline in asset yields.

Total noninterest income for the third quarter of 2015 was $3.45 million, an increase of $696 thousand on a linked quarter basis and an increase of $573 thousand as compared to the third quarter in 2014. On a linked quarter basis other noninterest income increased $484 thousand to $829 thousand due to non-recurring miscellaneous income of $440 thousand and overdraft fee income which increased $215 thousand to $548 thousand. The increase from the third quarter of 2014 is primarily due to higher debit card income of $118 thousand, which is reflective of increased volumes.

Total noninterest expense for the third quarter of 2015 was $10.6 million, compared to $10.5 million for the quarter ended June 2015 and $10.7 million for the third quarter of 2014. The increase on a linked quarter basis was primarily due to higher severance of $292 thousand, offset by various expense reductions. The higher severance expense is primarily related to a strategic initiative to align our resources with customer needs and behavior, which resulted in a reduction of branch staffing. Excluding merger-related and severance costs for 2015, and conversion and severance expenses for 2014, noninterest expense was $10.05 million in the third quarter 2015, a decrease of $254 thousand on a linked-quarter basis and an increase of $175 thousand from the third quarter in 2014. The decline on a linked quarter basis was attributable to reductions in numerous expense line items. The increase from the third quarter of 2014 was primarily attributable to higher benefit expense due to an increase in health care costs of $220 thousand and reduced pension income of $213 thousand. These increases were partially offset by lower marketing expense of $275 thousand. The 2014 third quarter expense included costs for a new marketing campaign.

Merchants Bancshares' effective tax rate was 19% and 20% for the three and nine months ended September 30, 2015, respectively, compared to 20% on a linked quarter basis, and 23% for the three and nine months ended September 30, 2014. The effective tax rate declined from the third quarter 2014 due to higher tax credits.

Michael R. Tuttle, Merchants Bancshares, Inc.'s President and Chief Executive Officer, Geoffrey R. Hesslink, Merchants Bank's President and Chief Executive Officer, and Thomas J. Meshako, Merchants Bancshares, Inc.'s Senior Vice President and Chief Financial Officer, will host a conference call to discuss these earnings results, business and outlook at 10:00 a.m. Eastern Time on Tuesday, October 27, 2015. Interested parties may participate in the conference call by dialing U.S. number (866) 218-2405, Canada number (855) 669-9657, or international number (412) 902-4124. The title of the call is Merchants Bancshares, Inc. Q3 2015 Earnings Call. Participants are asked to call a few minutes prior to register. A replay will be available until 12:01 a.m. Eastern Time on Wednesday, November 4, 2015. The U.S. replay dial-in telephone number is (877) 344-7529. The Canada replay telephone number is (855) 669-9658, the international replay telephone number is (412) 317-0088. The replay access code for all replay telephone numbers is 10057202. Additionally, a recording of the call will be available on Merchants website at www.mbvt.com

Non-GAAP Financial Measure. In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), this press release contains certain non-GAAP financial measures. In several places net interest income is presented on a fully taxable equivalent basis. Specifically included in interest income was tax-exempt interest income from certain tax-exempt loans. An amount equal to the tax benefit derived from this tax exempt income is added back to the interest income total, to produce net interest income on a fully taxable equivalent basis. The amount added back was $527 thousand for the three months ended September 30, 2015, $504 thousand on a linked quarter basis and $509 thousand for the same period in 2014. An additional non-GAAP financial measure Merchants Bancshares uses is the tangible equity ratio. Because Merchants Bancshares has no intangible assets, the tangible equity is the same as the book equity. Merchants Bancshares believes that the supplemental non-GAAP information is utilized by regulators and market analysts to evaluate a company's financial condition and therefore such information is useful to investors. These disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

Information About the Pending Merger Transaction

Neither this document nor any statements contained herein constitutes an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Merchants' proposed acquisition of NUVO Bank & Trust Company ("NUVO") will be structured as a merger of NUVO with and into Merchants' wholly-owned subsidiary, Merchants Bank. Merchants has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC") that includes a prospectus of Merchants, which also constitutes a proxy statement of NUVO for a special meeting of shareholders held on September 30, 2015 at which the merger was approved. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus, as well as other documents filed by Merchants with the SEC, because they contain important information about the merger and the parties to the transaction. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Merchants with the SEC at the SEC's website at www.sec.gov. You may also obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Merchants on its website, at www.mbvt.com.

In addition, copies of the proxy statement/prospectus can be obtained without charge by directing a request to Merchants Bancshares, Inc., 275 Kennedy Drive, South Burlington, VT 05402, Attention: Investor Relations, (802) 865-1807.

Cautionary Note Regarding Forward-Looking Statements

This document contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this Cautionary Note is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to the merger to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) failure to obtain all required regulatory approvals for the merger; (3) disruptions to the parties' businesses as a result of the announcement and pendency of the merger; (4) costs or difficulties related to the integration of the business following the merger; (5) changes in general, national or regional economic conditions; (6) the risk that the anticipated benefits and cost savings from the transaction may not be fully realized or may take longer than expected to realize; (7) changes in loan default and charge-off rates; (8) changes in interest rates or credit availability; (9) changes in government regulation; (10) changes in levels of income and expense in non-interest income and expense related activities; and (11) competition and its effect on pricing, spending, third-party relationships and revenues. The foregoing list should not be construed as exhaustive, and Merchants undertakes no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, please refer to the filings by Merchants with the SEC, including its periodic and current reports, and to the proxy statement/prospectus included in Merchants' Registration Statement on Form S-4, which are available on the SEC's website, at www.sec.gov.

Contact: Jodi L. Bachand, Merchants Bank, at (802) 865-1807

Merchants Bancshares, Inc.
Financial Highlights (unaudited)
(Dollars in thousands except share and per share data)

	September 30,	June 30,	December 31	September 30,
	2015	2015	2014	2014
Balance Sheets - Period End
Total assets	$ 1,818,341	$ 1,675,888	$ 1,723,464	$ 1,647,586
Cash and due from banks	21,541	26,721	23,745	27,283
Interest earning cash and other short-term investments	89,918	13,924	130,714	92,374
Investments-available for sale, taxable	282,083	259,556	203,473	186,049
Investments-held to maturity, taxable	123,929	129,312	138,421	142,110
Loans	1,257,932	1,203,655	1,182,334	1,156,663
Allowance for loan losses ("ALL")	12,210	12,162	11,833	12,019
Net loans	1,245,722	1,191,493	1,170,501	1,144,644
Federal Home Loan Bank ("FHLB") stock	4,378	4,378	4,378	4,378
Bank premises and equipment, net	15,019	15,230	15,492	15,922
Investment in real estate limited partnerships	5,982	5,923	5,196	5,511
Bank owned life insurance	10,492	10,432	10,311	10,237
Other assets	19,277	18,919	21,233	19,078
Non-interest bearing deposits	575,492	572,169	566,366	544,425
Savings, interest bearing checking and money market accounts	620,224	575,524	530,722	525,680
Time deposits	191,757	199,132	211,684	233,976
Total deposits	1,387,473	1,346,825	1,308,772	1,304,081
Securities sold under agreement to repurchase, short-term	267,794	169,959	258,464	188,157
Other long-term debt	2,258	2,279	2,320	2,341
Junior subordinated debentures issued to unconsolidated subsidiary trust	20,619	20,619	20,619	20,619
Other liabilities	7,551	7,231	7,468	6,644
Shareholders' equity	132,646	128,975	125,821	125,744

Balance Sheets - Quarter-to-Date Averages
Total assets	$ 1,759,743	$ 1,731,063	$ 1,692,286	$ 1,642,390
Cash and due from banks	26,049	23,663	26,476	27,871
Interest earning cash and other short-term investments	52,795	66,247	124,913	72,400
Investments-available for sale, taxable	264,633	243,032	196,557	191,771
Investments-held to maturity, taxable	126,549	131,966	140,339	144,510
Loans	1,245,861	1,220,418	1,163,776	1,162,236
Allowance for loan losses	12,223	12,075	12,079	12,090
Net loans	1,233,638	1,208,343	1,151,697	1,150,146
FHLB stock	4,378	4,378	4,378	4,883
Bank owned life insurance	10,456	10,395	10,270	10,190
Other assets	41,245	43,039	37,657	40,618
Non-interest bearing deposits	586,773	574,660	558,960	475,101
Savings, interest bearing checking and money market accounts	613,337	576,038	529,189	612,811
Time deposits	195,044	202,050	220,114	247,297
Total deposits	1,395,154	1,352,748	1,308,263	1,335,209
Short-term borrowings	9,649	6,099	-	96
Securities sold under agreement to repurchase, short-term	195,410	213,436	228,080	152,451
Other long-term debt	2,265	2,286	2,327	2,348
Junior subordinated debentures issued to unconsolidated subsidiary trust	20,619	20,619	20,619	20,619
Other liabilities	7,388	7,833	7,139	7,250
Shareholders' equity	129,258	128,043	125,858	124,417
Earning assets	1,694,216	1,669,217	1,629,963	1,575,801
Interest bearing liabilities	1,036,324	1,014,429	1,000,329	1,035,622

Ratios and Supplemental Information - Period End
Book value per share	$ 20.93	$ 20.35	$ 19.89	$ 19.86
Common Equity Tier 1	13.83%	13.55%	N/A	N/A
Tier I leverage ratio	8.93%	8.95%	8.76%	8.95%
Total risk-based capital ratio	17.10%	16.82%	16.95%	17.29%
Tangible capital ratio (1)	7.29%	7.70%	7.30%	7.63%
Period end common shares outstanding	6,338,158	6,336,408	6,327,226	6,329,958

Credit Quality - Period End
Nonperforming loans ("NPLs")	$ 1,404	$ 1,387	$ 791	$ 732
Nonperforming assets ("NPAs")	$ 1,404	$ 1,387	$ 791	$ 732
NPLs as a percent of total loans	0.11%	0.12%	0.07%	0.06%
NPAs as a percent of total assets	0.08%	0.08%	0.05%	0.04%
ALL as a percent of NPLs	870%	877%	1496%	1642%
ALL as a percent of total loans	0.97%	1.01%	1.00%	1.04%

(1)  The tangible capital ratio is calculated by dividing tangible equity by tangible assets.  Because we have no intangible assets, our tangible shareholder's equity is the same as our shareholder's equity.

	For the Nine Months Ended
	September 30,	September 30,
	2015	2014
Balance Sheets - Year-to-Date Averages
Total assets	$ 1,736,523	$ 1,659,369
Cash and due from banks	25,066	27,646
Interest earning cash and other short-term investments	73,630	64,328
Investments-available for sale, taxable	243,049	208,868
Investments-held to maturity, taxable	131,603	145,664
Loans	1,218,067	1,166,197
Allowance for loan losses	12,065	12,138
Net loans	1,206,002	1,154,059
FHLB stock	4,378	6,258
Bank owned life insurance	10,395	10,110
Other assets	42,400	42,436
Non-interest bearing deposits	581,351	337,546
Savings, interest bearing checking and money market accounts	577,006	715,869
Time deposits	201,601	271,062
Total deposits	1,359,958	1,324,477
Short-term borrowings	5,285	283
Securities sold under agreement to repurchase, short-term	212,859	181,002
Other long-term debt	2,286	2,369
Junior subordinated debentures issued to unconsolidated subsidiary trust	20,619	20,619
Other liabilities	7,640	8,204
Shareholders' equity	127,876	122,415
Earning assets	1,670,727	1,591,315
Interest bearing liabilities	1,019,656	1,191,204

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014
Operating Results
Interest income
Interest and fees on loans	$ 11,055	$ 10,800	$ 10,642	$ 32,478	$ 32,160
Interest and dividends on investments	$ 1,961	$ 1,913	$ 1,885	$ 5,784	6,145
Interest on interest earning deposits with banks and other short-term investments	25	59	37	157	110
Total interest and dividend income	13,041	12,772	12,564	38,419	38,415
Interest expense
Savings, interest bearing checking and money market accounts	354	354	370	1,075	1,283
Time deposits $100 thousand and greater	120	123	155	365	503
Other time deposits	198	200	278	610	855
Total Deposits	672	677	803	2,050	2,641
Securities sold under agreement to repurchase and other short-term borrowings	97	151	62	403	241
Long-term debt	199	199	201	595	598
Total interest expense	968	1,027	1,066	3,048	3,480
Net interest income	12,073	11,745	11,498	35,371	34,935
Provision for credit losses	150	100	-	250	150
Net interest income after provision for credit losses	11,923	11,645	11,498	35,121	34,785
Noninterest income
Trust division income	886	885	856	2,666	2,537
Net, debit card income	796	812	678	2,301	2,014
Overdraft income	548	333	639	1,327	1,919
Service charges on deposits	390	378	331	1,108	977
Gain (losses) on investment securities, net	-	-	(37)	-	106
Gain (losses) on sale of other assets	-	-	-	-	(35)
Other noninterest income	829	345	409	1,470	1,217
Total noninterest income	3,449	2,753	2,876	8,872	8,735
Noninterest expense
Compensation and benefits	5,508	5,190	5,145	15,746	14,906
Occupancy expense	1,036	1,049	1,064	3,228	3,296
Equipment expense	726	732	754	2,224	2,151
Telephone expense	206	186	223	609	686
Legal and professional fees	414	537	490	1,394	1,440
Mobile & internet banking	399	410	363	1,195	1,062
Core / Item processing	450	433	415	1,289	1,338
Marketing expenses	148	137	423	437	924
State franchise taxes	404	404	340	1,094	1,096
FDIC insurance	218	217	218	653	651
Conversion costs	-	-	442	-	830
Merger costs	215	143	-	363	-
Other noninterest expense	867	1,043	848	2,847	2,594
Total noninterest expense	10,591	10,481	10,725	31,079	30,974
Income before provision for income taxes	4,781	3,917	3,649	12,914	12,546
Provision for income taxes	925	801	843	2,606	2,923
Net income	$ 3,856	$ 3,116	$ 2,806	$ 10,308	$ 9,623

Ratios and Supplemental Information
Weighted average common shares outstanding	6,337,778	6,331,487	6,329,081	6,332,663	6,324,759
Weighted average diluted shares outstanding	6,349,086	6,345,960	6,344,834	6,345,554	6,343,438
Basic earnings per common share	$ 0.61	$ 0.49	$ 0.44	$ 1.63	$ 1.52
Diluted earnings per common share	$ 0.61	$ 0.49	$ 0.44	$ 1.62	$ 1.52
Return on average assets	0.88%	0.72%	0.68%	0.79%	0.77%
Return on average shareholders' equity	11.93%	9.73%	9.02%	10.75%	10.48%
Average yield on loans	3.69%	3.72%	3.81%	3.73%	3.86%
Average yield on investments	1.98%	2.02%	2.19%	2.04%	2.28%
Average yield of earning assets	3.19%	3.20%	3.29%	3.20%	3.36%
Average cost of interest bearing deposits	0.33%	0.35%	0.37%	0.35%	0.36%
Average cost of borrowed funds	0.52%	0.58%	0.60%	0.55%	0.55%
Average cost of interest bearing liabilites	0.37%	0.40%	0.41%	0.40%	0.39%
Net interest rate spread	2.82%	2.80%	2.88%	2.80%	2.97%
Net interest margin	2.96%	2.95%	3.03%	2.95%	3.07%
Net interest income on a fully taxable equivalent basis	$ 12,601	$ 12,250	$ 12,007	$ 36,906	$ 36,502
Net charge-offs (recoveries) to Average Loans	0.00%	(0.01)%	0.02%	0.01%	0.01%
Net charge-offs (recoveries)	$ 43	$ (27)	$ 48	$ 67	$ 120
Efficiency ratio (1)	64.09%	65.42%	64.10%	64.12%	63.26%

(1) The efficiency ratio excludes amortization of intangibles, OREO expenses, gain/loss on sales of securities, state franchise taxes, and any significant nonrecurring items.
Amounts reported for prior periods are reclassified, where necessary, to be consistent with the current period presentation.

Merchants Bancshares, Inc.
Average Balance Sheets and Average Rates

	Three Months Ended
	September 30, 2015			June 30, 2015
		Interest			Interest
	Average	Income/	Average	Average	Income/	Average
(In thousands, fully taxable equivalent)	Balance	Expense	Rate	Balance	Expense	Rate
ASSETS:
Loans, including fees on loans	$ 1,245,861	$ 11,583	3.69%	$ 1,220,418	$ 11,305	3.72%
Investments	395,560	1,961	1.98%	379,376	1,913	2.02%
Interest-earning deposits with banks and other short-term investments	52,795	25	0.19%	66,247	59	0.36%
Total interest earning assets	1,694,216	$ 13,569	3.19%	1,666,041	$ 13,277	3.20%
Allowance for loan losses	(12,223)			(12,075)
Cash and due from banks	26,049			23,663
Bank premises and equipment, net	15,142			15,561
Bank owned life insurance	10,456			10,395
Other assets	26,103			27,478
Total assets	$ 1,759,743			$ 1,731,063

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing deposits:
Savings, interest bearing checking and money market accounts	$ 613,337	$ 354	0.23%	$ 576,038	$ 354	0.25%
Time deposits	195,044	318	0.65%	202,050	323	0.64%
Total interest bearing deposits	808,381	672	0.33%	778,088	677	0.35%
Short-term borrowings	9,649	8	0.33%	6,099	5	0.34%
Securities sold under agreements to repurchase, short-term	195,410	89	0.18%	213,436	146	0.27%
Other long-term debt	2,265	12	2.01%	2,286	12	2.04%
Junior subordinated debentures issued to unconsolidated subsidiary trust	20,619	187	3.63%	20,619	187	3.70%
Total borrowed funds	227,943	296	0.52%	242,439	350	0.58%
Total interest bearing liabilities	1,036,324	$ 968	0.37%	1,020,527	$ 1,027	0.40%
Noninterest bearing deposits	586,773			574,660
Other liabilities	7,388			7,833
Shareholders' equity	129,258			128,043
Total liabilities and shareholders' equity	$ 1,759,743			$ 1,731,063

Net interest earning assets	$ 657,893			$ 645,513

Net interest income (fully taxable equivalent)		$ 12,601			$ 12,250
Tax equivalent adjustment		(527)			(504)
Net interest income		$ 12,073			$ 11,746

Net interest rate spread			2.82%			2.80%

Net interest margin			2.96%			2.95%

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